Exhibit 99.1

Foresight Secures $17.5 Million Strategic Investment from VisionWave at a $34 Million Valuation Post Investment to Advance AI Perception Capabilities for Defense and Security

The collaboration with VisionWave aims to deliver intelligent, real-time perception solutions for defense and security, with focus on counter-UAS and tactical unmanned systems

NESS ZIONA, Israel, June 8, 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that it has entered into a definitive agreement with VisionWave Holdings, Inc. (Nasdaq: VWAV) (“VisionWave”), a defense and advanced sensing technology company, for a strategic equity investment of up to $17.5 million, payable in shares of VisionWave’s common stock, reflecting a post investment valuation of approximately $34 million, for Foresight.

The investment is intended to enhance Foresight’s perception technologies with advanced artificial intelligence (“AI”) capabilities, further strengthening its position in the defense and security As part of the collaboration.

Through this collaboration, Foresight’s high-resolution visible light, infra-red, and neuromorphic sensor technologies will be integrated with VisionWave’s AI and radio frequency (“RF”) based perception systems. The combination is expected to create more intelligent, real-time perception solutions for defense and security applications, including counter-unmanned aircraft systems, tactical unmanned systems, border protection, and critical infrastructure monitoring.

Beyond the capital investment, the collaboration provides Foresight with a strategic opportunity to accelerate the development, commercialization, and deployment of AI-enhanced perception platforms. Through a phased transaction, VisionWave is expected to acquire a controlling interest in Foresight and will be represented on the Company’s Board of Directors, all subject to Foresight’s shareholder approval.

Haim Siboni, Chief Executive Officer of Foresight, stated: “This strategic investment from VisionWave represents an important opportunity to combine our proven perception expertise with advanced AI technologies. We believe that it positions Foresight to offer more sophisticated, AI-driven solutions for the growing defense and security markets, where real-time intelligent perception is increasingly critical.”

Under the terms of the strategic investment, VisionWave will acquire a controlling 52% stake in Foresight through a two-stage transaction. In Stage 1, VisionWave will receive 46% of Foresight’s issued and outstanding ordinary shares in exchange for VisionWave common stock with an aggregate value of approximately $15.5 million. Upon achievement of a defined commercial milestone, the commencement of a binding pilot project utilizing the integrated Perception Platform, VisionWave will receive an additional 6% stake in exchange for additional VisionWave shares valued at approximately $2 million. VisionWave will also have the right to appoint two directors to Foresight’s board of directors upon stage 1 closing and one additional director upon stage 2 closing. Both companies will continue to operate as independent, publicly traded entities.

The transaction remains subject to receipt of all required regulatory, stock-exchange and shareholder approvals, and other customary closing conditions.

About VisionWave Holdings Inc.

VisionWave Holdings, Inc. (Nasdaq: VWAV) is a defense and advanced sensing technology company developing AI-driven, RF-based sensing, autonomy, and computational acceleration technologies for defense, homeland security, and commercial infrastructure applications. VisionWave’s mission is to connect defense innovation with civilian progress through shared core technologies deployed across air, land, and sea.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits and advantages of the investment and collaboration, the benefits and advantages of Foresight’s technologies and solutions, the expected stages of the transaction, the Company’s belief that the investment positions it to offer more sophisticated, AI-driven solutions for the growing defense and security markets and meeting the various closing conditions, including the receipt of shareholder approval. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

These forward-looking statements are made solely by Foresight and do not constitute statements or projections of VisionWave Holdings, Inc. VisionWave makes no representations or warranties regarding the accuracy or completeness of any information contained herein and disclaims any responsibility for this press release. VisionWave undertakes no obligation to update or revise any information contained in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com